Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 4, 2024

PERSONNEL ANNOUNCEMENT

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce that Gobinath Athappan has been appointed Chairman and Chief Executive Officer of Fairfax Asia and will be appointed Chairman of Singapore Re after regulatory approval. Gobi has done an outstanding job over his 23 years with Fairfax and Fairfax Asia. Over this time period, Gobi has been the Chief Executive Officer of each of Fairfax’s Falcon Insurance in Hong Kong and Pacific Insurance in Malaysia and has been the Vice-Chairman of Fairfax Asia since 2015.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented: “Gobi has done an outstanding job for Fairfax and has been an integral part of building Fairfax Asia. Gobi brings many years of industry experience and has been an ambassador of the culture of Fairfax. We are very excited for the future of Fairfax Asia under Gobi’s leadership.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946